

September 27, 2010

Ms. Judith C. Norstrud
Chief Financial Officer
Dais Analytic Corporation
11552 Prosperous Drive
Odessa, FL 33556

> **Re:** **Dais Analytic Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2010 and June 30, 2010**
> **File No. 000-53554**

Dear Ms. Norstud:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Results of Operations, page 34

1. In future annual and quarterly filings, please quantify the impact of the factor(s) you identify that contribute to fluctuations in your revenues and cost of goods sold from period-to-period. For example, you should quantify the impact on revenues of increasing sales prices, introducing new products, and increasing the volume of products sold. See Section 501.12 of the Codification of Financial Reporting Policies for guidance.

Item 8. Financial Statements

Note 1. Background Information, page F-8

2.   In addition to the current disclosures regarding your reliance on major customers, please revise future filings to disclose the total amount of revenues or percentage of revenues from each major customer that exceeds 10 percent of total revenues as required by ASC 280-10-50-42.

Note 5. Notes Payable, page F-13

3.   We note your disclosures regarding warrants you issued as inducements to convert convertible notes during the year ended December 31, 2009, including the disclosures that 1,665,000 warrants exercisable immediately at $0.25 per share were valued at $126,367 and 575,000 warrants exercisable immediately at $0.75 per share were valued at $286,641. Please explain to us, and clarify in future filings, the terms of the warrants and when they were issued in order to help us understand why more warrants with a lower exercise price had a lower fair value.

Note 9. Stock Options and Warrants, page F-16

4.   We noted disclosures that indicated certain warrants may include anti-dilution provisions. Please explain to us, and clarify in future filings, the terms of these provisions and your consideration of the guidance in ASC 815-40-15-7 in determining the warrants are indexed to your common stock.

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

Item 1. Financial Statements, page 3

Note 3. Significant Accounting Policies – Revenue Recognition, page 8

5.   Please tell us, and revise future filings to disclose, your revenue recognition policies as they pertain to your agreements with Genertec America, Inc. and CAST Systems Control Technology Co., Ltd. Please help us better understand the material terms of these agreements, including if they are distribution and/or consignment agreements. Also, please tell us, and revise future filings to disclose, the reasons for the significant increase in accounts receivable, including average days outstanding, during the interim periods, and your basis for determining your receivables are collectible, including the amount outstanding at June 30, 2010 that you have subsequently collected in cash.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding these comments.

Sincerely,

John Cash
Accounting Branch Chief